Exhibit 99.1

For Immediate Release

FOR INFORMATION CONTACT:

Chad C. Braun (cbraun@amreit.com)

AmREIT, (713) 850-1400

AmREIT ANNOUNCES RECORD DATE AND SPECIAL MEETING DATE FOR ITS ANTICIPATED MERGER WITH REITPLUS

HOUSTON, October 13, 2009 – AmREIT, a Houston-based real estate company that has elected to be taxed as a real estate investment trust, today announced that its Board of Trustees has established the record date and special meeting date for the special meeting of shareholders seeking shareholder approval of AmREIT’s proposed merger with REITPlus. The special meetings for AmREIT shareholders and REITPlus stockholders each will be held on November 24, 2009, and the record date for each of the special meetings is October 8, 2009. The AmREIT and REITPlus special meetings will be held at AmREIT’s corporate headquarters at 8 Greenway Plaza, Suite 1000. The AmREIT special meeting will begin at 9:30 A.M. central time and the REITPlus special meeting will begin at 11:00 A.M. central time.

Commenting about the merger, H. Kerr Taylor, President and Chief Executive Officer of AmREIT, stated: “The anticipated merger between AmREIT and REITPlus will be the final step of phase two of Vision 2010. We have been diligently working to get to this point and are excited about the potential future of our combined company. We believe this merger will position the company and its combined shareholders for the best opportunity for growth and liquidity as we move forward to execute phase three of Vision 2010.”

Upon consummation of the merger, the boards of the two companies will be combined, and will operate under the direction of a 7-member Board of Directors, with 6 of those members being independent directors. Mr. Taylor will remain chairman of the Board of Directors of the combined company. AmREIT currently anticipates that the combined company will continue to pay a monthly dividend at its current $0.50 per share annual rate.

The proposed merger would aggregate AmREIT’s Irreplaceable Corner™ assets under a single platform, optimize its leverage and prepare the company to raise institutional capital either in joint ventures or through the sale of additional capital stock and possible listing on a national securities exchange as the economy moves into recovery and AmREIT moves into Phase III of Vision 2010. Both the AmREIT board and the REITPlus board unanimously approved the merger, with the belief that the merger would, among other things:

•

provide for a sustainable earnings and liquidity model that would better enable the combined company to pay a stable dividend and lessen the likelihood of liquidity issues and dividend cuts in the future (although no assurances can be given in that regard);

•	simplify the Company’s capital structure, making the Company more attractive to lenders, national securities exchanges, institutional investors and securities analysts;

•	facilitate the raising of additional equity and debt to fund the growth anticipated in Vision 2010 Phase III;

•	provide administrative cost savings, including reduced legal, audit and overhead costs;

•	eliminate conflicts of interest in the allocation of opportunities between AmREIT and REITPlus and provide REITPlus with sustained management; and

•	allow AmREIT shareholders to exchange their shares on a tax-deferred basis, except to the extent of cash paid for fractional shares.

Completion of the merger is subject to lender consents and approval by a majority of the outstanding shares of both AmREIT and REITPlus. It is anticipated that the proposed merger will close in November 2009.

Additional Information about the Merger

On May 29, 2009, REITPlus filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), as amended on July 10, 2009, July 30, 2009, September 9, 2009, September 29, 2009, October 8, 2009 and October 13, 2009, containing REITPlus’s and AmREIT’s preliminary joint proxy statement/prospectus regarding the proposed merger. SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIAL, WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Shareholders may obtain a free copy of the preliminary or definitive joint proxy statement/prospectus, as well as other filings containing information about REITPlus and AmREIT, without charge, at the SEC’s internet site (www.sec.gov). Copies may also be requested by contacting Investor Relations, AmREIT, 8 Greenway Plaza, Suite 1000, Houston, Texas 77046, telephone (713) 850-1400. AmREIT and certain of its trustees and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. The names of AmREIT’s trustees and executive officers and a description of their interests in AmREIT are set forth in AmREIT’s definitive proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009, and an updated description is included in the preliminary joint proxy statement/prospectus.

About AmREIT

AmREIT is a full service real estate company that focuses on acquiring Irreplaceable CornerTM commercial properties in three of the top six major growth markets throughout the United States. For 25 years, we have provided our clients and investors with financial transparency, reliability and creation of value for future real estate investment growth. We have access to a variety of capital markets including public and private financial companies and institutional investors, and our platform has grown from approximately $100 million in assets in 2002 to approaching $1 billion. We have elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. AmREIT is headquartered in Houston, Texas and has an office in Dallas, Texas. To learn more, please visit our website at www.amreit.com. In addition to historical information, this press release contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which AmREIT operates, management’s beliefs and assumptions made by management. Past performance is not indicative of future returns. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.

For more information, call Chad Braun, Chief Financial Officer of AmREIT, at (713) 850-1400. AmREIT is online at www.amreit.com.

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